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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*
                                             -

                              Discreet Logic Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                       Common Shares, without par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  25467V 10 4
                        ------------------------------
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages
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------------------------                                    --------------------
CUSIP No. 25467V 10 4                 13G                     Page 2 of 6 Pages
          -----------                                       --------------------
------------------------



-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Thomas Cantwell  ###-##-####

-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a) [_]

                                                                (b) [_]

-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

-------------------------------------------------------------------------------
                              5    SOLE VOTING POWER

                                   3,248,667

        NUMBER OF           ---------------------------------------------------
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH             ---------------------------------------------------
        REPORTING             7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    3,248,667
                            ---------------------------------------------------
                              8    SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,248,667

-------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [_]
-------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        11.62%

-------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON *


-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 Pages
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Item 1.

       (a)  Name of Issuer.
            --------------

            Discreet Logic Inc. (the "Issuer")

       (b)  Address of Issuer's Principal Executive Offices.
            -----------------------------------------------

            5505 Boulevard St. Laurent
            Suite 5200
            Montreal, Quebec, Canada
            M2T 1S6

Item 2.

       (a)  Name of Person Filing.
            ---------------------

            Thomas Cantwell

       (b)  Address of Principal Business Office, or, if none, Residence.
            ------------------------------------------------------------

            399 Ann Arbor
            Houston, Texas 77062

       (c)  Citizenship.
            -----------

            Mr. Cantwell is a citizen of the United States

       (d)  Title of Class of Securities.
            ----------------------------

            Common Shares, without par value (the "Common Shares").

       (e)  CUSIP Number.
            ------------

            25467V 10 4

Item 3. If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a)  __      Broker or Dealer registered under Section 15 of the Act

       (b)  __      Bank as defined in Section 3(a)(6) of the Act

       (c)  __      Insurance Company as defined in Section 3(a)(19) of the Act

       (d)  __      Investment Company registered under Section 8 of the
                    Investment Company Act

                               Page 3 of 6 Pages

       (e)  __      Investment Advisor registered under Section 203 of the
                    Investment Advisers Act of 1940

       (f)  __      Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

       (g)  __      Parent Holding Company, in accordance with Section
                    240.13d-1(b)(ii)(G) (Note: See Item 7)

       (h)  __      Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

       Not applicable.

Item 4.     Ownership.

       (a)  Amount Beneficially Owned.
            -------------------------

            As of December 31, 1996, Mr. Cantwell beneficially owned 3,248,667 Common Shares.

       (b)  Percent of Class.
            ----------------

            11.62%. The foregoing percentage is calculated based on the 27,955,046 Common Shares reported to be outstanding in the Issuer's Form 10-Q for the period ended October 31, 1996.

       (c)  Number of shares as to which such person has:
            --------------------------------------------

            (i)       sole power to vote or to direct the vote:
                      ----------------------------------------

                      3,248,667 shares

            (ii)      shared power to vote or to direct the vote:
                      ------------------------------------------

                      0 shares

            (iii)     sole power to dispose or to direct the disposition of:
                      -----------------------------------------------------

                      3,248,667 shares

                               Page 4 of 6 Pages

            (iv)      shared power to dispose or to direct the disposition of:
                      -------------------------------------------------------

                      0 shares

  Item 5.   Ownership of Five Percent or Less of a Class.

       Not applicable.

  Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

       Not applicable.

  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

       Not applicable.

  Item 8.    Identification and Classification of Members of the Group.

       Not applicable.

  Item 9.    Notice of Dissolution of Group.

       Not applicable.

  Item 10.   Certification.

       Not applicable.

       This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                               Page 5 of 6 Pages
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                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 1997


                                                 /s/ Thomas Cantwell
                                                 -------------------------------
                                                 Thomas Cantwell

                               Page 6 of 6 Pages